

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 31, 2013

Via U.S. Mail
Craig Crawford
Interim President and Chief Financial Officer
Texas Gulf Energy, Inc.
1602 Old Underwood Road
La Porte, TX 77571

  Re: Texas Gulf Energy, Inc.
     Form 10-K for the year ended December 31, 2012
     Filed April 16, 2013
     Amendment No. 2 to Form 10-K for the year ended December 31, 2012
     Filed July 5, 2013
     File No. 333-149857

Dear Mr. Crawford:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Am. No. 2 to Form 10-K for the year ended December 31, 2012 filed July 5, 2013

General

1. We note that your SIC code is 5960 Retail – Nonstore retailers. Please explain to us how you determined that this was the most appropriate SIC code based on your business.

Item 9A. Controls and Procedures, page 21

2. We note your disclosures concerning disclosure controls and procedures and internal control over financial reporting and have the following comments:

- We note that you have not provided a conclusion as to the effectiveness of your disclosure controls and procedures as of December 31, 2012 under the heading "Evaluation of Disclosure Controls and Procedures." For the ease of your readers in determining management's conclusion, please clearly state management's conclusion that disclosure controls and procedures were not effective under this heading, as opposed to your current presentation of this conclusion under the heading "Management's Report on Internal Control Over Financial Reporting."

- Please refer to your disclosures under the heading "Management's Report on Internal Control Over Financial Reporting." Your conclusion as to the effectiveness of your internal control over financial reporting as of December 31, 2012 is unclear. In this regard, you indicate that you originally concluded that internal control over financial reporting was effective, but after subsequently restating your financial statements, you concluded that disclosure controls and procedures were ineffective. We remind you that the disclosures required by Item 307 and Item 308 of Regulation S-K are separate and distinct, and you must provide your reevaluation of the effectiveness of your internal control over financial reporting separate from your reevaluation of the effectiveness of your disclosure controls and procedures. Please amend your filing to clearly state that you subsequently concluded that your internal control over financial reporting was ineffective as of December 31, 2012. As indicated in Item 308(a)(3) of Regulation S-K, management is not permitted to conclude that internal control over financial reporting is effective if there are one or more material weaknesses in your internal control over financial reporting.

- We note your disclosure that "[I]n light of such weaknesses, management performed an additional analysis subsequent to our changes in internal control (described below) regarding the preparation and content of the restated financial statements contained in this Annual Report on Form 10-K/A, and management concluded that our disclosure controls and procedures are now effective and that the restated financial statements present, in all material respects, the Company's financial condition for the period reported in this Annual Report on Form 10-K/A." Please refer to Item 308(c) of Regulation S-K. We do not object to you providing additional supplemental disclosures concerning changes to your internal control over financial reporting that occurred subsequent to the latest balance sheet date included in your filing; however, such disclosures should clearly indicate the time period during which your material weaknesses existed and the date as of which the material weaknesses have been remediated. In this regard, it appears from your current disclosures that remediation occurred at some point after May 2013, but the exact timing is unclear. Additionally, for the ease of your readers in determining management's conclusion as to the effectiveness of internal control over financial reporting as of December 31, 2012, you should consider referring your readers to your disclosure under the separate heading "Changes in Internal Control Over Financial Reporting" rather than repeating your disclosures about remediation in two separate locations.

Executive Compensation, page 25

3. Please revise your summary compensation chart to include stock awards. In this regard, Note 7 to your Notes to Consolidated Financial Statements discloses that the Chief Executive Officer, Chief Financial Officer and other key employees were granted restricted shares. Please refer to Item 402(n)(2)(v) of Regulation S-K.

Outstanding Equity Awards at 2012 Fiscal Year End, page 26

4. Please include an outstanding equity awards at fiscal year-end table. For example, we note that some restricted shares granted to Messrs. Crawford and Mathews vest in 2014. Please refer to Item 402(p)(2) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lisa Sellars, Staff Accountant, at (202) 551-3348 or Robert Babula, Staff Accountant, at (202) 551-3339 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342 if you have questions regarding any other comments. You may contact me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief